1004980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02016355

NO ACT
P.E 12-21-01
1-12609

January 24, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/24/2002

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to PG&E by the Laborers' District Council of Western Pennsylvania Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dennis Sarnowski
Administrator
Laborers' District Council of Western Pennsylvania Pension Fund
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

O
ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Laborers' District Council of Western Pennsylvania Pension Fund

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from Laborers' District Council of Western Pennsylvania Pension Fund ("Laborers' Fund") for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the Proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

We have enclosed six copies of this letter and the Proposal and attached all other correspondence. A copy of this letter is also being sent to the Laborers' Fund as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy statement for its 2002 annual meeting.

BACKGROUND

On December 11, 2001, the Corporation received a letter from the Laborers' Fund, containing a proposal for consideration at the Corporation's 2002 annual meeting of shareholders. The Proposal requests that the Corporation include in future proxy statements a description of the role of the Corporation's Board of Directors (the "Board") in development and monitoring of the Corporation's long-term strategic plan. The Proposal specifies that the disclosure include: (1) a description of the Corporation's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 proxy materials because it relates to ordinary business operations of the Corporation and therefore may be excluded under SEC Rule 14a-(8)(i)(7).

DISCUSSION

Pursuant to Rule 14a-8(i)(7), a proposal may be excluded if it deals with matters that relate to the company's ordinary business operation. In a May 1998 release amending its rules on shareholder proposals (Securities Exchange Act Release No. 34-40018, May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Circumstances under which this consideration may come into play include where the proposal "...seeks to impose specific... methods for implementing complex policies."

The Staff of the Commission also has indicated that where a proposal involves additional disclosures in Commission-prescribed documents on a particular aspect of a registrant's business, such as is the case with the Proposal, the Staff will consider whether the subject matter of the report involves a matter of ordinary business. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. Johnson Controls, Inc. (October 26, 1999); see also Securities Exchange Act Release No. 34-20091 (August 16, 1983).

The Proposal May be Excluded Because the Requested Disclosure Relates to Detailed Corporate Processes Which are Ordinary Business Operations.

The Proposal requests that there be included in future proxy statements a description of the Board's role in the development and monitoring of the Corporation's long-term strategic plan, including: a description of the Corporation's corporate strategy development process, *including timelines*; an *outline of the specific tasks* performed by the Board in the strategy development and the compliance monitoring processes, and a description of *the mechanisms in*

place to ensure director access to pertinent information *(emphasis added).* By doing so, the Proposal is dictating specific methods for the Board to structure its long-term planning process.

The detailed nature of the requested disclosure demonstrates a desire to oversee the on-going process by which the Board and management regularly review and decide among various strategies and make determinations as to corporate plans. At the same time, the nature of the report requested in the Proposal relates to methods for implementing long-term strategic plans of a large corporation, which by their nature are complex and involve policy implementation. Thus, the Proposal may be excluded because the requested disclosure relates to corporate processes which are ordinary business operations.

The Proposal May be Excluded Because it Concerns Disclosure of Strategic Planning, an Ordinary Business Operation.

As described above, the Proposal requests a report on the Board's role in long-term strategic planning be included in the Corporation's annual proxy statements. The Staff has repeatedly taken the position that proposals relating generally to a company's strategy are matters relating to the conduct of the company's ordinary business. In CVS Company (February 1, 2000), the Staff found that a proposal relating to the company's preparation of an annual strategic plan report for the shareholders was excludable from the company's proxy materials because the report related to ordinary business operations of the company. The Proposal here is similar to the CVS proposal in that it requests the preparation of a report in the Corporation's annual proxy statement providing details of the strategic planning process. The Staff also excluded the proposals in Westinghouse Electric Corporation (January 27, 1997) (proposal requested that company issue to shareholders a comprehensive and detailed report of its business practices and operations), and Statesman Group, Inc. (March 22, 1990) (proposal appears to be directed at the company's general business strategies and operations) because they related to ordinary business of the companies. *See also,* Sizeler Property Investors, Inc. (February 7, 1997); Novametrix Medical Systems, Inc. (June 12, 1996), Integrated Circuits Inc. (Dec. 27, 1988).

The Proposal may be excluded because it concerns disclosure of strategic planning, an ordinary business operation.

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the Annual Meeting. PG&E Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its 2002 annual meeting. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at 415/773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

ORRICK

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Attachments

cc: Dennis Sarnowski (Laborer's District Counsel of Western PA Pension Fund)
Linda Prescilla (Laborer's International Union of North America Corporate Goverance Project)
Linda Y.H. Cheng
Gary P. Encinas

Laborers District Council of Western Pennsylvania — Laborers Combined Funds

FAX COVER SHEET

LABORERS COMBINED FUNDS
1109 FIFTH AVENUE
PITTSBURGH, PA. 15219-6203

PHONE	FAX	DEPARTMENT
412 263-2175	412 263-2084	ADMINISTRATION
412 263-0900	412 263-2813	MEDICAL / PENSION
412 263-2170	412 263-2825	REPORTS / AUDIT

cc: LHE, LYHC, DMK, ALF, CAH, JAS, Gary Encinas, Frances Chang, Kathleen Hayes

SEND TO	
Company name: PG&E Corp.	From: Dennis Sarnowski
Attention: Leslie Everett	Date: 12/11/01
Office location:	Fax number: ADMINISTRATION (412) 263-2084
Fax number: 415-267-7268	Phone number: (412) 263-2175

☐ Urgent ☐ Reply ASAP ☐ Please comment ☐ Please review ☐ For your Information

Total pages, including cover: 4

COMMENTS

Originals to follow in mail

(This is a revised letter - only 4,700 shares - not 10,500 as previously sent)

IF YOU DID NOT RECEIVE ALL OF THE PAGES OR THERE WAS SOME TROUBLE IN TRANSMISSION, PLEASE CALL US AT THE ABOVE PHONE NUMBER.

* CONFIDENTIALITY NOTICE *

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania
Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: Facsimile: (415) 267-7268

December 10, 2001

REVISED

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation and
Pacific Gas and Electric Company
One Market Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Everett:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL OF
WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski

Dennis Sarnowski, Administrator

Enclosure
Cc. Linda Priscilla

Resolved, that the shareowners of PG&E Corporation ("Company") hereby urge that the Board of Directors include in future proxy statements a description of the Board s role in the development and monitoring of the Company s long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company s corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company s strategic plans, in today s fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company s strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company s proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company s operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board s role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania
Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: Facsimile: (415) 267-7268

December 10, 2001

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation and
Pacific Gas and Electric Company
One Market Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Everett:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 10,500 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL OF WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski

Dennis Sarnowski, Administrator

Cc. Linda Priscilla
Enclosure

Resolved, that the shareowners of PG&E Corporation ("Company") hereby urge that the Board of Directors include in future proxy statements a description of the Board s role in the development and monitoring of the Company s long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company s corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company s strategic plans, in today s fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company s strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company s proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company s operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board s role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Mellon

Mellon Trust

Sent Via Fax: Facsimile: (415) 267-7268

December 10, 2001

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation and
Pacific Gas and Electric Company
One Market Spear Tower
Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Everett:

Mellon Bank holds 4,700 shares of PG&E Corporation common stock beneficially for The Laborers' District Council of Western Pennsylvania Welfare and Pension Funds, the proponent of a shareholder proposal submitted to PG&E Corporation and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of The Laborers' District Council of Western Pennsylvania Welfare and Pension Funds, were purchased prior to December 7, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Lawrence Dax
Vice President

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Dennis Sarnowski
Administrator
Laborers Combined Funds of Western Pennsylvania
1109 Fifth Avenue
Pittsburgh, Pennsylvania 15219-6203

Dear Mr. Sarnowski:

This will acknowledge receipt of the shareholder proposal signed December 10, 2001, which was submitted by facsimile transmission on December 11, 2001, for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

cc: Ms. Linda Priscilla

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal urges the board to prepare a description of the board's role in the development and monitoring of PG&E's long-term strategic plan.

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of PG&E's ordinary business operations. Accordingly, we do not believe that PG&E may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel